How does this artist beat Banksy and Basquiat? Inbox ×

MASTERWORKS

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Sam,

Alex Katz has more lifetime museum prestige than almost any other artist in our collection. He's been in more than 100 museum shows and has exhibited more than 450 times worldwide—more than Basquiat and Banksy!

That's why we believe there's a lot of potential value in Katz's market long-term, which has just recently begun to take off. His record price is $3.4 million, significantly below his museum peers, and all of his top records have been set over the last 5 years.

MOST EXHIBITED ARTISTS

Name	Total Shows	Museum Shows	Record Price
1. Andy Warhol	1,305	387	$170M
2. Pablo Picasso	1,149	262	$160M
3. Donald Judd	668	218	$12.5M
4. Gerhard Richter	612	224	$41.1M
5. Ed Ruscha	577	164	$46M
6. David Hockney	546	143	$80M
7. Glen Ligon	540	189	$3.4M
8. Yayoi Kusama	518	166	$8.8M
9. Lucio Fontana	453	161	$25.9M
10. Alex Katz	**450**	**106**	**$3.4M**

Katz's continued museum support—he just showed at MoMA earlier this year—gives us conviction that his recent market momentum will continue long term.

Our offering features a triptych piece, which is three paintings combined into one piece. Triptychs of this scale have only come to auction once before, and our piece has never been to auction! Both of those factors may pique collector interest.

Before the 2022 softening of the market, similar pieces to ours were frequently selling upwards of $2 million. The most recent sales were $2.2M, and $2.4M all in 2022.

Invest here, or view the offering circular below.

Thanks,

Anthony DeSimone

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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Record price at auction not included in set of similar sales to the Offering which comprise paintings by Alex Katz with the following criteria: paintings created between 1970 and 1995 of forward facing female or group portraits that feature clothing/fashion, larger than 60 inches by 90 inches in either direction, excluding nudes and Blue Umbrella #2 (1972) due to the overall desirability of the work.

Although 'similar' paintings have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We cannot make any representation that any of the data is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data.

Museum affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.

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